UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 3)

PALMETTO REAL ESTATE TRUST

(Name of the issuer)

PALMETTO REAL ESTATE TRUST

Ted LeCroy

(Name of Person(s) Filing Statement)

Shares of Beneficial Interest, $1.00 par value

(Title of Class of Securities)

CUSIP No. 697116101

(CUSIP Number of Class of Securities)

Ted LeCroy

Manager

Palmetto Real Estate Trust

45 Liberty Lane

Greenville, SC 29607

(864) 233-6007

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person(s) Filing Statement)

with copies to:

Neil E. Grayson

Hamilton E. Russell

Nelson Mullins Riley & Scarborough LLP

Poinsett Plaza, Suite 900

104 South Main Street

Greenville, SC 29601

Telephone: (864) 250-2235

Fax: (864) 232-2359

This statement is filed in connection with (check the appropriate box):

☒	a.

The filing of solicitation materials or an information statement subject to Regulation 14A [17 CFR 240.14a-1 to 240.14b-2], Regulation 14C [17 CFR 240.14c-1 to 240.14c-101] or Rule 13e-3(c) [Section 240.13e-3(c)] under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Transaction valuation*	Amount of Filing Fee
$1,055,846	$112.98

*                    Calculated solely for purposes of determining the filing fee.  This amount assumes the acquisition of approximately 187,961 shares of beneficial interest for $5.50 per share in cash to record holders of fewer than 1,000 shares.  The amount of filing fee equals $107.00 per million dollars of aggregate of the transaction value.

☒                                  Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously Paid:	$112.98	Form or Registration No.:	Schedule 13E-3/A

Filing Party:	Palmetto Real Estate Trust	Date Filed:	October 04, 2006

Introduction

This Amendment No. 3 to the Rule 13E-3 Transaction Statement on Schedule 13E-3 (the “Amended Schedule”) for Palmetto Real Estate Trust, a South Carolina business trust (the “Trust”), is being filed to report the results of the Rule 13e-3 transaction subject to this Amended Schedule and to incorporate by reference the Definitive Proxy Statement filed on October 20, 2006 under cover of Schedule 14A pursuant to Regulation 14A of the Securities Exchange Act, as amended.

The restructuring of the Trust's shares of beneficial interest pursuant to the Amended and Restated Declaration of Trust dated January 9, 2007 filed as Exhibit 1 hereto, became effective on January 9, 2007, upon the filing of the Amended and Restated Declaration of Trust with the Greenville County Register of Deeds.  As a result of the restructuring, 187,169 shares of the Trust's shares of beneficial interest held by approximately 819 shareholders of record will be cashed out for $5.50 per share in cash, or an aggregate of $1,029,429.50. As of January 9, 2007, the number of outstanding shares of beneficial interest of the Trust was 1,770,006 and the record number of shareholders was 178.

The Trust’s Rule 13e-3 Transaction Statement on Schedule 13E-3 was initially filed with the Securities and Exchange Commission on August 1, 2006.  All information contained in this Amended Schedule concerning the Trust has been supplied by the Trust.  The information contained in the Definitive Proxy Statement, including all appendices, is hereby incorporated by reference.  Capitalized terms not otherwise defined herein shall have the meaning given to them in the Definitive Proxy Statement.

Item 1.                          Summary Term Sheet.

The information set forth in the Proxy Statement under the caption “Summary Term Sheet” is incorporated by reference.

Item 2.                          Subject Trust Information.

The name, address, and telephone number of the Trust is as follows:

Palmetto  Real Estate Trust
45 Liberty Lane
Greenville, SC 29607
(864) 233-6007

The title and number of the class of equity securities to which this Schedule 13E-3 relates are 1,770,006 outstanding shares of beneficial interest, with par value $1.00 per share of the Trust.

The information set forth in the Proxy Statement under the caption “Information About the Trust and its Affiliates — Market for Shares of Beneficial Interest and Dividends”.

Item 3.                          Identity and Background of Filing Person.

The business address and telephone number of the Trust is provided in Item 2 above.  The business address and telephone number of Ted LeCroy is c/o Palmetto Real Estate Trust, 45 Liberty Lane, Greenville, SC 29607, telephone (864) 233-6007. Ted LeCroy is the manager of Palmetto Real Estate Trust. The information set forth in the Proxy Statement under the caption “Information about the Trust and its Affiliates—Trustees and Executive Officers” is incorporated by reference.

Item 4.                          Terms of the Transaction.

The information set forth in the Proxy Statement under the caption “Information Regarding the Special Meeting of Shareholders—Requirements for Shareholder Approval,” “Special Factors—Purpose of the Restructuring, —Reasons for the Restructuring, —Recommendation of the Board of Trustees; Fairness of the Restructuring, —Effects of the Restructuring on Affiliates, and —Federal Income Tax Consequences of the Restructuring,” and “Description of the Restructuring—Dissenters’ Rights” is incorporated by reference.

Item 5.                          Post Contracts, Transactions, Negotiations and Agreements.

The information set forth in the Proxy Statement under the caption “Special Factors—Alternatives Considered and —Recommendation of the Board of Trustees; Fairness of the Restructuring—Substantive Fairness,” and “Information about the Trust and its Affiliates—Recent Affiliate Transactions in the Trust Shares” is incorporated by reference.

Item 6.                          Purposes of the Transaction and Restructurings or Propsosals.

The information set forth in the Proxy Statement under the caption “Special Factors—Purpose of the Restructuring and —Reasons for the Restructuring, “Description of the Restructuring—The Restructuring, and —Source of Funds and Expenses.”

The Trust plans to retire the shares of beneficial interest it redeems pursuant to the Restructuring.

The Trust plans to file a certification with the Securities and Exchange Commission once the Restructuring is complete and the shareholders have been reduced to less than 300 persons.  Pursuant to Section 12(g)(4) of the Securities Exchange Act, registration of the shares of beneficial interest of the Trust shall be terminated within ninety days of the filing of the certification.

Item 7.                          Purposes, Alternatives, Reasons and Effects.

The information set forth in the Proxy Statement under the caption “Special Factors—Purpose of the Restructuring, —Alternatives Considered, —Reasons for the Restructuring, —Potential Disadvantages of the Restructuring, —Effects of the Restructuring on Shareholders Generally, —Federal Income Tax Consequences of the Restructuring” is incorporated by reference.

Item 8.                          Fairness of the Transaction.

The information set forth in the Proxy Statement under the caption “Special Factors—Recommendations of the Board of Trustees; Fairness of the Restructuring and — Determination of Fairness by the Trust Affiliate” is incorporated by reference.

Item 9.                          Reports, Opinions, Appraisals and Certain Negotiations.

The information set forth in the Proxy Statement under the caption “Special Factors—Valuation Report of Independent Financial Advisor” and to Appendix C thereto is hereby incorporated by reference.  The Valuation Report attached as Appendix C to the Proxy Statement constitutes the only written materials furnished to the board of trustees by an outside party (other than counsel) relating to the transaction.

Item 10.                   Source and Amounts of Funds or Other Consideration.

The information set forth in the Proxy Statement under the caption “Special Factors — Background of the Restructuring” and “Description of the Restructuring—Source of Funds and Expenses” is incorporated by reference.

Item 11.                   Interest in Securities of the Subject Trust.

The information set forth in the Proxy Statement under the caption “Information About the Trust and its Affiliates—Share Ownership by Affiliates and —Recent Affiliate Transactions in the Trust Shares” is incorporated by reference.

Item 12.                   The Solicitation or Recommendation.

The information set forth in the Proxy Statement under the caption “Special Factors—Recommendation of the Board of Trustees; Fairness of the Restructuring” is incorporated by reference.

Item 13.                   Financial Information.

The financial statements and accompanying notes to the financial statements included in (i) the Trust’s Annual Report to Shareholders, filed with the Securities and Exchange Commission as Exhibit 13 to the Trust’s Form 10-K for the years ended December 31, 2005 and December 31, 2004; and (ii) “Part I—Financial Information” of the Trust’s quarterly report on Form 10-Q for the period ended June 30, 2006, as filed with the Securities and Exchange Commission are hereby incorporated by reference.  In addition, the information set forth in the Proxy Statement under the caption “Selected Historical Consolidated Financial Data” is incorporated by reference.

Item 14.                   Person/Assets, Retained, Employed, Compensated or Used.

The information set forth in the Proxy Statement under the caption “Information Regarding the Special Meeting of Shareholders—Solicitation of Proxies” is incorporated by reference.

Item 15.                   Additional Information.

Not applicable.

Item 16.                   Exhibits.

1.                                       Preliminary Proxy Statement, Notice of the Special Meeting of Shareholders, and related cover letter, including:

Appendix A:        Amendments to Amended and Restated Declaration of Trust

Appendix B:        Amendments to the Chapter 13 of the South Carolina Business Corporation Act

Appendix C:        Valuation Report of Independent Financial Advisor

Appendix D:        Letter of Transmittal

(incorporated by reference to the definitive proxy statement filed on October 20, 2006 under cover of Schedule 14A; File No. 000-00179)

SIGNATURE

After due inquiry and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

PALMETTO REAL ESTATE TRUST

Date:	JANUARY 11, 2007	By:	/s/ William J. Ables
Name: William J. Ables
Title: Chairman of the Board

PALMETTO REAL ESTATE TRUST AFFILIATE:

By:			/s/ Ted LeCroy
Name: Ted LeCroy